SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2006, incorporated by reference herein:

Exhibit

99.1   Release dated December 11, 2006, entitled “DEALING IN SECURITIES BY DIRECTOR”
99.2
Release dated December 11,2006, entitled “DRDGOLD ANNOUNCES APPOINTMENT
OF NEW CEO; DRDGOLD SA ACHIEVES 26% BEE OWNERSHIP AND APPOINTS A
NEW CHAIRMAN”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 11, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

DEALING IN SECURITIES BY DIRECTOR
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“the JSE”),
the following information is disclosed:

Surname:
Hume
First Name: Robert Peter
Designation: Non Executive Director

Date of transaction:      08 December 2006
Price:
R6.645
Amount: 10 000
Aggregate value:          R66 450
Class: Ordinary
Interest: Indirect, Beneficial

Nature: Mr Hume has, through a trust of which he is an indirect beneficiary, purchased 10 000 ordinary shares, which constitute approximately 22.2% of his total shareholding and approximately 11.37% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the
Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD board of directors.

The above trade was completed outside of a closed period.

Johannesburg
11 December 2006
Sponsor
Standard Bank

For immediate release
608/06-jmd
DRDGOLD ANNOUNCES APPOINTMENT OF NEW CEO; DRDGOLD SA ACHIEVES 26% BEE
OWNERSHIP AND APPOINTS NEW CHAIRMAN

Johannesburg, South Africa, 11 December 2006. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY)
today announced the appointment of the company’s current Chief Financial Officer (CFO), John Sayers, as
Chief Executive Officer with effect from 1 January 2007.

DRDGOLD also announced today its approval of the exercise of the option by its Black Economic
Empowerment (BEE) partner in DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA),
KhumoGold (SPV) Pty Limited, to increase its stake in DRDGOLD SA from 15% to 20%, and to facilitate the incorporation of a further 6% into an employee trust. DRDGOLD SA wholly owns and operates the
Blyvooruitzicht and ERPM deep-level gold mining operations and the Crown surface retreatment operation.
Following the exercise of its option, Khumo will have three Board seats on the DRDGOLD SA Board, the other Khumo members being Dr Paseka Ncholo (alternate Thulo Mogotsi) and Louisa Zondo.

Sayers (60) succeeds out-going CEO Mark Wellesley-Wood (55) who has been appointed Chairman of
DRDGOLD SA by Khumo Bathong Holdings, on behalf of Khumo Gold. Niel Pretorius, CEO of DRDGOLD
SA, will report to the board of DRDGOLD SA, and is no longer an alternate director of DRDGOLD.

Kobus Dissel (48), currently Group Financial Manager at DRDGOLD and an Alternate Director, has been appointed acting CFO to replace Sayers with effect from 1 January 2007.

Sayers joined DRDGOLD as CFO in September 2005, bringing to the company almost 40 years of financial experience. Prior to joining DRDGOLD he was Financial Director of Nampak Limited (1996-2004) and,
before that, was Financial Director of Altron Limited (1989-1996).

Commenting on Sayers’ appointment, DRDGOLD Non-executive Chairman Geoffrey Campbell said: "Since joining the company, John has made a major contribution to the group’s financial management and strategy and to the development of business strategy. John’s leadership style, strategic thinking and financial experience will be great assets in his new role as CEO.”

Campbell paid tribute to outgoing CEO Mark Wellesley-Wood for his “steadfast leadership of DRDGOLD, variously as CEO and Executive Chairman, during enormously testing times in respect of corporate governance, operational difficulties and far-reaching asset restructuring in South Africa and Australasia. We will continue to benefit from his extensive mining and business expertise in his new role as Chairman of
DRDGOLD SA, and commend our BEE partners in selecting him for this role”.
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
Exhibit 99.2

+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)
DRDGOLD is a medium-sized, unhedged gold producer with investments in South Africa and Australasia. Incontrovertibly bullish about its product, the company has recently concluded extensive refocusing of its gold interests.
In South Africa, the company has an 85% interest in DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA), while in
Australasia, it has a 78.72% interest in Emperor Mines Limited.
In the 2006 financial year, DRDGOLD SA contributed 60% or 315 976 ounces – of total attributable gold production of 527 401 ounces, and Emperor 211 425 ounces. At 30 June 2006, DRDGOLD’s total attributable resource base was 47.6 million ounces and its total attributable reserves were 8.8 million ounces.
For more information, please visit www.drdgold.com

Disclaimer:

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2005, which we filed with the United States Securities and Exchange Commission on 15 December
2005 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.